UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

USA Therapy, Inc.
(Name of Registrant as Specified In Its Charter)

000-54011
(Commission File Number)

Nevada	35-2298521
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Xiangdong Road, Shangsong Village
Baoji City, Fufeng County
Shaanxi Province, the People’s Republic of China 722205
 (Address of Principal Executive Offices)

Tel: 86-0917-5471054
 (Registrant’s Telephone Number)

This Information Statement is being mailed on or about August 9, 2010, by USA Therapy, Inc. (the "Company") to the holders of record of shares of its common stock.   This information statement (“Information Statement”) is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement.  You are urged to read this Information Statement carefully.  You are not, however, required to take any action.

On August 6, 2010, the Company entered into and closed a share exchange agreement (the “Share Exchange Agreement”) with Kathy Kestler, Todd Bauman (Ms. Kestler and Mr. Bauman, together, the “Company Shareholders”), Asia Packaging & Printing, Inc., a Maryland corporation (“APPI”), the Shareholders of APPI (the “APPI Shareholders”), Baoji Jinqiu Printing & Packaging Co., Ltd. (“Baoji (JV)”), and Fufeng Jinqiu Printing & Packaging Co., Ltd. ("Jinqiu").

In connection with the consummation of the Share Exchange Agreement, Kathy Kestler resigned from her positions as our President and Treasurer, Todd Bauman resigned from his position as Secretary, and Yongming Feng and Jinrong Shi were appointed as Chief Executive Officer and Chief Financial Officer, respectively. Yongming Feng and Xiting Yang were also appointed directors of the Company.

Additionally, in connection with the consummation of the Share Exchange Agreement, Kathy Kestler and Todd Bauman shall resign as directors of the Company on or about the tenth day after the mailing of this Schedule 14f-1. Effective at that time, Michael Segal will be added as a new director of the Company.

This Information Statement is being mailed to stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the appointment of the new directors.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

On August 6, 2010, the Company entered into and closed a share exchange agreement (the “Share Exchange Agreement”) with Kathy Kestler, Todd Bauman, Asia Packaging & Printing, Inc., a Maryland corporation (“APPI”), the Shareholders of APPI (the “APPI Shareholders”), Baoji Jinqiu Printing & Packaging Co., Ltd. (“Baoji (JV)”), and Fufeng Jinqiu Printing & Packaging Co., Ltd. ("Jinqiu").

Pursuant to the Share Exchange Agreement, the Company acquired 100% of the capital stock and ownership interests of APPI in exchange for 20,000,000 newly-issued shares of the Company’s common stock, and Kathy Kestler and Todd Bauman, the controlling shareholders and outgoing directors and officers, agreed to cancel an aggregate of 20,000,000 shares of the Company’s common stock.

In connection with the consummation of the Share Exchange Agreement, Kathy Kestler resigned from her positions as our President and Treasurer, Todd Bauman resigned from his position as Secretary, and Yongming Feng and Jinrong Shi were appointed as Chief Executive Officer and Chief Financial Officer, respectively. Yongming Feng and Xiting Yang were also appointed directors of the Company.

Additionally, in connection with the consummation of the Share Exchange Agreement, Kathy Kestler and Todd Bauman shall resign as directors of the Company on or about the tenth day after the mailing of this Schedule 14f-1. Effective at that time, Michael Segal will be added as a new director of the Company, and the board shall be comprised of 3 directors, Yongming Feng, Xiting Yang, and Michael Segal.

As a result of the Share Exchange Agreement, (i) APPI became a wholly-owned subsidiary of the Company, (ii) and Jinqiu, the PRC company controlled by APPI via its affiliated company, Baoji (JV), became the Company’s operating entity.

CERTAIN INFORMATION REGARDING THE COMPANY

Voting Securities

There is currently one class of voting securities of the Company entitled to be voted at a meeting, or by written consents or authorizations if no meeting is held. As of the date of this Information Statement, the Company’s authorized capital stock included 75,000,000 shares of common stock, of which 20,401,000 will be issued and outstanding upon consummation of the Share Exchange Agreement.

Security Ownership of Certain Beneficial Owners and Management

Upon the consummation of the Share Exchange Agreement on August 6, 2010, the following table sets forth certain information that would exist as of August 6, 2010 with respect to the beneficial ownership of the Company’s outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of the named executive officers, directors, and director nominees; and (iii) our directors, director nominees and named executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner (1)	Common Stock Beneficially Owned	Percentage of Common Stock (2)
Owners of More than 5% of Common Stock
Jinhao Zhang Rm 231, Tian Yuan Ju, Wei’er Rd., Yangling District, Xianyang, Shaanxi Province, China	2,100,800	10.30%

Officers and Directors
Yongming Feng Chairman, President, and Chief Executive Officer	2,941,120	14.42%
Jinrong Shi Chief Financial Officer	0	--
Michael Segal Director 11 East 86th Street, Suite 19B, New York, NY, 10028	282,800	1.39%
Xiting Yang Director No.1 Street 1, Zu 5, West Village, Da Zhai County, Yangling District, Xianyang, Shaanxi Province, China	1,402,390	6.87%
All officers and directors as a group (4 persons)	5,324,720	26.10%

(1)
Except as otherwise indicated, the address of each beneficial owner is c/o USA Therapy, Inc., Xiangdong Road, Shangshong Village, Baoji City, Fufeng County, Shaanxi Province, the People’s Republic of  China 722205.

(2)
Applicable percentage ownership is based on an assumption of 20,401,000 shares of common stock issued and outstanding as of August 6, 2010. The number of shares beneficially owned by a person includes shares of common stock underlying options or warrants held by that person that are currently exercisable or exercisable within 60 days of August 6, 2010. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Shares of common stock that are currently obtainable or obtainable within 60 days of August 6, 2010 by exercise or conversion of other securities are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

CHANGES TO THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is certain information regarding the persons who have and/or will become directors and executive officers of the Company pursuant to the Share Exchange Agreement:

Yongming Feng – Chief Executive Officer and Chairman of the Board of Directors
Jinrong Shi – Chief Financial Officer
Xiting Yang – Director
Michael Segal – Director

To the best of the Company’s knowledge, none of the incoming or existing directors or executive officers of the Company have been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Set forth below is certain information with respect to the above-named officers and directors:

YONGMING FENG – Chairman and Chief Executive Officer. Mr. Zhao was appointed Chairman and Chief Executive Officer of USTP on August 6, 2010.  He is also an associate engineer, party member, and political advisor to Fufeng County.  In 1993, Mr. Feng established Fufeng County Jinqiu Packaging Factory, which was incorporated as a joint-stock company under the name Fufeng Jinqiu Printing and Packaging Co., Ltd. in 2003.  Mr. Fen continues to serve as Chairman of Jinqiu. Between 1984 and 1993, Mr. Feng served as manager of Changxing Papermaking Factory.  Mr. Feng was awarded the “Pioneer in Entrepreneurship in Shaanxi Province” award in 2008.

JINRONG SHI – Chief Financial Officer. Ms. Shi was appointed Chief Financial Officer of USTP on August 6, 2010.  She has served as the CFO of Fufeng Jinqiu Printing and Packaging Co., Ltd. since March 2010. From September 2006 to December 2009, Ms. Shi served as Chief Accountant in Yangling Benxiang Poultry Product Co., Ltd.  From 2002 to 2006, she studied in Xi’an Jiaotong University and received a bachelor’s degree from Yangling Technical College in 2002.

XITING YANG – Director.  Mr. Yang is the founder and of Yangling Technical Printing Factory, where he has served as Chairman and Chief Executive Officer since August 1992. Mr. Yang graduated from Xi’an University of Technology with a vocational degree in printing and packaging.

MICHAEL SEGAL – Director. Since 2001, Mr. Segal has been President of Segal Cirone Services Inc., a financial consulting company that advises institutions, banks and high net worth individuals.  He has been an Officer, General Securities Principal, Options Compliance Principal and an Investment Banking Representative of B & B Securities, Inc., a member of the New York Stock Exchange and Financial Industry Regulatory Authority (FINRA) since January 2010.  From 2006 to 2009 and 2003 to 2005, Mr. Segal was a Principal, Option Compliance Principal and Branch Manager of Whitaker Securities LLC. Mr. Segal had served as President of Alexander Westcott & Co., Inc., a Broker/Dealer registered with NASD and Secretary of the board of directors of its parent company, the Financial Commerce Network Inc.(FCNI.OB), a public company.  He is also individually registered as a Commodity Trading Advisor with the Commodity Futures Trading Commission (CFTC) and a founding member of the Managed Funds Association. Mr. Segal received a B.B.A. in marketing and economics from the University of Miami in Florida.  Mr. Segal sits on the board of directors of China Agri Business Inc. (CHBU.OB), China Power Equipment Inc. (CPQQ.OB), China Pharmaceuticals, Inc. (CFMI.OB), and DK Sinopharma, Inc. (DKSP.OB), public traded companies on the US OTC Bulletin Board. Additionally Mr. Segal sits on the board of directors of privately held companies SunGame Inc., International American Capital Inc. and Asia Carbon Industries Inc.

The Board believes that each of the Company’s directors is highly qualified to serve as a member of the Board. Each of the directors has contributed to the mix of skills, core competencies and qualifications of the Board. When evaluating candidates for election to the Board, the Board seeks candidates with certain qualities that it believes are important, including integrity, an objective perspective, good judgment, leadership skills. The Company’s directors are highly educated and have diverse backgrounds and talents and extensive track records of success in what the Company believes are highly relevant positions. Some of the Company’s directors have served in its new operating entity, Jinqiu, for many years and benefit from an intimate knowledge of our operations and corporate philosophy.

Section 16(a) Beneficial Ownership Reporting Compliance

 Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, prior to August  6, 2010, none of its executive officers, directors, or 10% stockholders had timely filed reports required under Section 16(a).

LEGAL PROCEEDINGS

The Company’s management knows of no material existing or pending legal proceedings or claims against the Company, nor is the Company involved as a plaintiff in any material proceeding or pending litigation. To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the Company’s securities, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Pursuant to the Share Exchange Agreement, the Company acquired 100% of the capital stock of APPI in exchange for 20,000,000 newly-issued shares of the Company’s common stock, and Kathy Kestler and Todd Bauman, the controlling stockholders and outgoing directors and officers, agreed to cancel an aggregate of 20,000,000 shares of the Company’s common stock.

As a result of the consummation of the Share Exchange Agreement on August 6, 2010, we acquired control of APPI, a Maryland corporation, which indirectly controls our operating entity, Jinqiu, by issuing to the APPI shareholders shares our of Common Stock as consideration for all of the outstanding capital stock of APPI.

The following transactions relate to the activities of APPI and our new operating entity, Jinqiu:

As of March 31, 2010, $2,606 was due to Michael Segal, a director of the Company, for certain advances made on behalf of APPI for certain corporate administrative expenses.  The amount bears no interest and is expected to be repaid in full by September 30, 2010.

As of December 31, 2009, $7,313 was due from Yongming Feng, our Chief Executive Officer.  This amount was subsequently paid in full and as of March 31, 2010, $0 was outstanding.

Other than as disclosed above, there have been no other transactions since the beginning of our last fiscal year, or any currently proposed transactions in which we are, or plan to be, a participant and the amount involved exceeds $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest.

Except with respect to the Share Exchange Agreement, none of the Company’s directors or officers, nor any incoming director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company’s outstanding shares, nor any of the Company’s promoters, nor any relative or spouse of any of the foregoing persons has or will have any material interest, direct or indirect, in any transaction for the past two years or in any presently proposed transaction to which the Company was or is to be party. None of the Company’s directors or officers, nor any incoming director is indebted to the Company.

Procedures for Approval of Related Party Transactions

Our Board of Directors is charged with reviewing and approving all potential related party transactions.  All such related party transactions must then be reported under applicable SEC rules. We have not adopted other procedures for review, or standards for approval, of such transactions, but instead review them on a case-by-case basis.

Director Independence

The Company currently has four directors, out of which Kathy Kestler and Todd Bauman will resign upon the expiration of the ten day period following the mailing of the Schedule 14f-1 to the Company’s shareholders, and Michael Segal will be appointed as a director. Upon appointment, Michael Segal will qualify as an “independent” director as that term is defined under the National Association of Securities Dealers Automated Quotation system. Our company, however, recognizes the importance of good corporate governance and intends to appoint an audit committee comprised entirely of independent directors, including at least one financial expert, during our 2010 fiscal year.

BOARD OF DIRECTORS’ MEETINGS AND COMMITTEES

Audit Committee

We have not yet appointed an audit committee.  At the present time, we believe that the members of Board of Directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting.  We do, however, recognize the importance of good corporate governance and intend to appoint an audit committee comprised entirely of independent directors, including at least one financial expert, in the near future.

Compensation Committee

We do not presently have a compensation committee. Our board of directors currently acts as our compensation committee.

Nominating Committee

We do not presently have a nominating committee. Our board of directors currently acts as our nominating committee.

Board Leadership and Risk Oversight

Our Chief Executive Officer also serves as Chairman of the Board. The Board believes that the Company’s Chief Executive Officer is best situated to serve as Chairman of the Board because he is the director most familiar with our business and industry and the director most capable of identifying strategic priorities and executing our business strategy. In addition, having one person serve as both Chairman and Chief Executive Officer eliminates potential for confusion and provides clear leadership for the Company, with a single person setting the tone and managing our operations. The Board oversees specific risks, including, but not limited to:

•	appointing, retaining and overseeing the work of the independent auditors, including resolving disagreements between the management and the independent auditors relating to financial reporting;

•	approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing annually the independence and quality control procedures of the independent auditors;

•	reviewing, approving, and overseeing risks arising from proposed related party transactions;

•	discussing the annual audited financial statements with the management;

•
meeting separately with the independent auditors to discuss critical accounting policies, management letters, recommendations on internal controls, the auditor’s engagement letter and independence letter and other material written communications between the independent auditors and the management; and

•
monitoring the risks associated with management resources, structure, succession planning, development and selection processes, including evaluating the effect the compensation structure may have on risk decisions.

Code of Ethics

We have not adopted a code of ethics to apply to our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions because, until recently, we have not been an operating company. We expect to prepare a Code of Ethics in the near future.

Conflicts of Interest

Certain potential conflicts of interest are inherent in the relationships between our officers and directors, and us.

From time to time, one or more of our affiliates may form or hold an ownership interest in and/or manage other businesses both related and unrelated to the type of business that we own and operate. These persons expect to continue to form, hold an ownership interest in and/or manage additional other businesses which may compete with ours with respect to operations, including financing and marketing, management time and services and potential customers. These activities may give rise to conflicts between or among the interests of us and other businesses with which our affiliates are associated. Our affiliates are in no way prohibited from undertaking such activities, and neither we nor our shareholders will have any right to require participation in such other activities.

Further, because we intend to transact business with some of our officers, directors and affiliates, as well as with firms in which some of our officers, directors or affiliates have a material interest, potential conflicts may arise between the respective interests of us and these related persons or entities. We believe that such transactions will be effected on terms at least as favorable to us as those available from unrelated third parties.

SUMMARY COMPENSATION TABLE

The following Executive Compensation Chart highlights the compensation for our executive officers. No other executive officers received salary and bonus in excess of $100,000 for the prior two fiscal years.

Compensation of Directors and Executive Members

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Kathy Kestler (former President and Treasurer)(1)	2009	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2008	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Yongming Feng, Chairman and CEO (2)(3)	2009	5,294	-0-	-0-	-0-	-0-	-0-	-0-	5,294
	2008	5,118	-0-	-0-	-0-	-0-	-0-	-0-	5,118

Jinrong Shi, CFO (2)(4)	2009	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2008	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

(1)	Kathy Kestler resigned as our President and Treasurer on August 6, 2010.
(2)	These amounts represent compensation paid by Jinqiu, our operating entity.
(3)
Yongming Feng, our CEO, received RMB3,000/mo. and RMB2,900/mo. (approximately $441/mo. and $426/mo.) in the fiscal years ended December 31, 2009 and 2008, respectively, for his services as Chairman of Jingiu.

(4)	Jinrong Shi was appointed CFO of Jinqiu in March 2010.

Option Grants

We do not maintain any equity incentive or stock option plan. Accordingly, we did not grant options to purchase any equity interests to any employees or officers, and no stock options are issued or outstanding to any officers.

Employment Agreements

As of this time, we do not have any employment agreements with any of our executive officers.

Outstanding Equity Awards

None.

Bonuses and Deferred Compensation

The Company does not have any bonus, deferred compensation or retirement plan. Decisions regarding compensation will be determined by our compensation committee once established; our compensation committee will consist of our three independent directors effective until the expiration of the ten day period following the mailing of the Schedule 14f-1 to the Company’s shareholders.

Stock Option Plans

No stock options were granted to the executive officers during the fiscal year ended December 31, 2009 or the period ended March 31, 2010. No stock options were exercised during the period ended March 31, 2010.

Compensation of Directors

As of March 31, 2010, our directors have received no compensation for their service on the board of directors. We plan to implement a compensation program for our independent directors, as and when they are appointed, which we anticipate will include such elements as an annual retainer, meeting attendance fees and stock options. The details of that compensation program will be negotiated with each independent director.  There are no other arrangements, standard or otherwise, with any director or officer wherein the director or officer is compensated other than as stated above.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

USA THERAPY, INC.

August 9, 2010	/s/ Yongming Feng
Yongming Feng
Chief Executive Officer